UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:
Alon	Blue Square Israel Ltd.
Ortal	Klein
Corporate	Secretary
Telephone:	972-9-9618504
Fax:	972-9- 9618636
Email:	ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD. ANNOUNCES NAME CHANGE TO ALON BLUE SQUARE ISRAEL LTD.

ROSH HAAYIN, Israel, April 30, 2013 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "the Company") announced that following the approval by the Company's shareholders at the general meeting held on February 12, 2013 and approval by the Israeli Registrar of Companies, the name of the Company has been changed to "Alon Blue Square Israel Ltd." It is anticipated that the name change will be effected on the records of the New York Stock Exchange in the next few days.

There will be no change to the Company's ticker symbol and CUSIP number.

*  *  *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Blue Square, through its 100% subsidiary, Mega Retail Ltd., operated 212 supermarkets under different formats as of December 31, 2012, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, Dor Alon Energy in Israel (1988) Ltd., which is listed on the Tel Aviv stock exchange ("TASE"), Alon Blue Square is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operated a chain of 202 filling stations and 209 convenience stores in different formats in Israel as of December 31, 2012. In its Non-Food segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of Non-Food products as retailer and wholesaler. In its Real Estate segment, Alon Blue Square, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, and through Diners Club Israel Ltd., a 49% held associate, operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability, and changes on the records of the New York Stock Exchange. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the time required by the New York Stock Exchange to effect our name change on their records; the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

/s/ Ortal Klein

Ortal Klein, Adv.
April 30, 2013	Corporate Secretary